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SEC FILE NUMBER
8- 2668

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRANSMITTAL SECURITIES CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
MAR 1 4 2002
536

82 WALL ST
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACOB ROSENBERG 212-221-1140 x-13
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernath & Rosenberg, P.C.
1140 Avenue of the Americas
New York, N. Y. 10036-5803
13-3368774

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, AVIVA JACOBOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSMITTAL SECURITIES CORPORATION, as of DEC. 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRES.

Title

MIRIAM COHN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 41-4911063
QUALIFIED IN ROCKLAND COUNTY
COMMISSION EXPIRES NOV. 2, ~~1998~~ 2003

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

February 21, 2002

NASD Regulation, Inc.
District 10
NASD Financial Center
33 Whitehall Street
New York, NY 10004-2193

RE: Transmittal Securities Corporation

Gentlemen:

Please be advised that no material differences exist within the audited computation of net capital and the firm's corresponding unaudited FOCUS Report Part II.

Also, please be advised that no material differences exist between the audited computation of 15c3-3 reserve requirements and the firm's corresponding unaudited FOCUS Report Part II.

Also, please be advised that the company meets the requirements under SEC Rule 15c3-3 with respect to the information relating to the possession or control requirements.

Sincerely,

BERNATH & ROSENBERG, P.C.

Jacob I. Rosenberg,
Certified Public Accountant

cc: Transmittal
sb
enclosure

TRANSMITTAL SECURITIES CORP.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TRANSMITTAL SECURITIES CORP.
New York, NY

We have audited the accompanying statements of financial condition of **TRANSMITTAL SECURITIES CORP.** as of December 31, 2001 and the related statements of operations, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TRANSMITTAL SECURITIES CORP.** as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Bernath & Rosenberg P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, N.Y.
February 16, 2001

TRANSMITTAL SECURITIES CORP.
Statement of Financial Condition
As at December 31, 2001

ASSETS

Current Assets	
Cash in Banks	$ 223,279
Securities Owned at Market Value	11,502
Receivable From Brokers	2,350
Prepaid Expenses	333
Prepaid Taxes	46
Total Current Assets	237,510
Other Assets:	
Special Reserve Account for Exclusive Benefit of Customers (Note 2)	94,567
Sundry Assets	7,689
Total Other Assets	102,256
TOTAL ASSETS	$ 339,766

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Payable to Customers	232
Accrued Expenses, Taxes and Sundry Payables	2,380
Total Current Liabilities	2,612
Total Liabilities	2,612
Stockholders' Equity	
Common Stock, No Par Value 200 Shares Authorized and Issued	50,000
Additional Paid-in Capital	40,000
Retained Earnings	247,154
Total Stockholder's Equity	337,154
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 339,766

The accompanying Auditors' Report Notes to Financial Statements are integral parts of this Statement and should be read in conjunction therewith.

TRANSMITTAL SECURITIES CORP.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2001

INCOME:	
Trading Income	$ 125,115
Service Fee and Commission	1,203
Dividends and interest	24,230
Total Income	150,548
EXPENSES:	
Office Salaries	79,043
Registration and Filing Fees	2,621
Telephone	3,734
Rent	13,959
Subscriptions	2,868
Professional Fees	24,559
Office Expense	3,384
Utilities	2,637
Payroll Taxes	10,148
Bank Charges and Fees	1,773
Insurance	18,142
Bad Debt	9,000
Miscellaneous	2,290
Total Expenses	174,158
Income (Loss) Before Provision of Taxes	(23,610)
Provision for State and Local Corporate Income Taxes	624
Net Income (Loss)	(24,234)
Retained Earnings - January 1, 2001	271,388
Retained Earnings - December 31,2001	$ 247,154

The Accompanying Auditors' Report and Notes to Financial Statements are integral parts of this Statement and should be read in conjunction therewith.

TRANSMITTAL SECURITIES CORP.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:

Net income	$(24,234)
Changes in:	
Prepaid Expenses	(333)
Prepaid Taxes	(46)
Inventory of Securities	91,963
Due from Broker	4,050
Reserve Account	(2,117)
Sundry Assets	9,000
Payable to Customers	(4,591)
Accrued Expenses, Taxes & Sundry Taxables	(8,632)
Total adjustments	89,294
Net Cash Provided (Used) by Operations	65,060
Net Increase (Decrease) in Cash	65,060
Cash at January 1,2001	158,219
Cash at December 31,2001	$ 223,279
Income Taxes	$ 1,211

The accompanying Auditors' Report and Notes to Financial Statements. are integral parts of this Statement and should be read in conjunction therewith.

TRANSMITTAL SECURITIES CORP.
Notes to Financial Statements
December 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements and its income tax reports on the accrual basis. Inventory is recorded at market value as required for broker-dealers.

NOTE 2 - SPECIAL RESERVE ACCOUNT

The reserve account of $94,567 is in excess of reserve requirements.

NOTE 3 - CAPITAL REQUIREMENTS

The concept of the Net Capital Rule of the Securities Exchange Commission is liquidity, and requires a broker dealer to have sufficient liquid assets to cover liabilities. At December 31, 2001, the firm's net capital of $327,634 computed in accordance with the Rule, exceeded the minimum requirement of $250,000.

NOTE 4 - INTERNAL CONTROL

No material inadequacies in the firm's internal control were found to exist.

NOTE 5 - FORM X-17A-5

Part II of the most recent annual report on Form X-17A-5 of the corporation is available for examination and copying at its principal office at
82 Wall Street, New York, New York 10005, and at the Securities Exchange Commission.

NOTE 6 -

The Company leases space at 82 Wall Street, New York, N.Y. on a month to month basis, no formal lease exists.

See Auditors' Report